                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)

                     J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.
                       (Name of Subject Company (Issuer))

                     J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Ronan O'Comhrai, Esq.
               c/o J.P. Morgan Alternative Asset Management, Inc.
                           522 Fifth Avenue, Floor 10
                               New York, NY 10036
                                 (212) 837-1432
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            Karrie H. McMillan, Esq.
                               Shearman & Sterling
                      801 Pennsylvania Avenue NW, Suite 900
                              Washington, DC 20004
                                 (202) 508-8000

                                  June 23, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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
Transaction Valuation:         $22,951,487 (a)              Amount of Filing Fee:        $2,701.39 (b)
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

(a)   Calculated as the aggregate maximum value of Interests being purchased.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.
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[X]   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $2,701.39
                                ---------------------------------------------
      Form or Registration No.:  Schedule TO-I, Registration No. 005-80235
                                 --------------------------------------------
      Filing Party:  J.P. Morgan Multi-Strategy Fund, L.L.C.
                     --------------------------------------------------------
      Date Filed:  June 23, 2005
                   ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 23, 2005 by J. P. Morgan Multi-Strategy Fund, L.L.C. (the "Fund") in connection with an offer by the Fund (the "Offer") to purchase up to 25 percent of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 23, 2005.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

      The following information is furnished pursuant to Rule 13e-4(c)(4):

      1.    The Offer expired at 12:00 midnight, Eastern time, on July 25, 2005.

      2. The Valuation Date of the Interests tendered pursuant to the Offer was September 30, 2005.

      3. Approximately $537,823.98 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

      4. Payment of $537,823.98 was made via a non-interest bearing, non-transferable promissory note (the "Promissory Note."). The Fund anticipated paying to such tendering Member the initial amount payable under the Note by approximately October 28, 2005. The balance, if any, to be paid to the tendering Member with respect to the Interest purchased by the Fund will be paid promptly after the completion of the Fund's audit for the fiscal year ending March 31, 2006. It is expected that the annual audit will be completed no later than May 30, 2006.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                         J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.

                                         EHRLICH ASSOCIATES L.L.C.,
                                                as Managing Member

                                         By:    /s/ Harold B. Ehrlich
                                                --------------------------------
                                         Name:  Harold B. Ehrlich
                                         Title: Chairman and Sole Member


November 1, 2005


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